July 12, 2005

Via Facsimile and (561) 659-0701 and U.S. Mail

Michael Harris, Esq.
1555 Palm Beach Boulevard
West Palm Beach, FL 33401

Re:	Smartvideo Technologies, Inc.
	Preliminary Consent Statement
	of Forte Capital Partners, LLC
	Schedule 14A Amendment filed July 7, 2005, File No. 000-26809

Dear Mr. Harris:

	We have reviewed the above-referenced filing and have the following comments:

General

1. We note that your above-referenced amendment was not marked in compliance with Section 310 of Regulation S-T. Much of the changed text was not marked as changed at all. In your amendment in response to these comments and any subsequent filings, please be sure to properly mark your documents.

2. In the consent statement, briefly discuss your authority for making the changes for which you are seeking consents. For example, do the governing instruments of the Company permit shareholders to repeal bylaw amendments by written consent? Does state law? If shareholders` ability to make these changes are in question, please discuss.

Financial Performance, page 5

3. We note your amendment and response to prior comment 4, but believe that you should identify the source for the financial information stated under your heading Financial Performance.

Allegations Concerning $800,000 Fee to Former Chief Financial
Officer, page 6

4. We note your amendment and response to prior comment 11, but cannot locate your inclusion of the Black-Scholes calculation used by the Company in order to balance the disclosure regarding the explanation of how the approximately $4 million value of compensation owed to Interim CFO Solutions LLC was calculated. Please advise.

Conflicts of Interest of Nominees, page 3

5. We note your amendment and response to prior comment 14, but believe you should expand your description of the services Forte was obligated to perform under the terms of its consulting agreement with the Company. For example, what was included in Forte "assist[ing] management in expediting the filing of a Registration Statement"?

Removal of Directors, page 8

6. We note your response to prior comment 21 and your removal of the statement that you seek to remove Mr. Bennett (and the other members of the board, if any) "without cause." Currently, your disclosure does not state under what method you plan to proceed. Please state whether you seek to remove Mr. Bennett with cause or without cause, as such procedure will have significant financial consequences for the Company. We note that the letter offering employment to Mr. Bennett was filed as an exhibit to the Company`s report on Form 10-KSB for the year ended December 31, 2003 and provides for a payment equal to six months of base salary if he is terminated as an employee without cause.

Certification of Participants in the Solicitation

7. We cannot locate your certification regarding the closing comment we issued to you in our comment letter of July 1, 2005.
Please advise.

Closing Comment

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the participants in this solicitation are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

* the participants are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Direct any questions to me at (202) 551-3257, or in my absence, to Christina Chalk at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,



Celeste M. Murphy
Special Counsel
Office of Mergers
and Acquisitions